Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The	Plan Administrator of the Verizon Savings and Security Plan for West Region Hourly Employees:

We consent to the incorporation by reference in the Registration Statements (Form S-8 File Nos. 333-76171 and 333-123374) pertaining to the Verizon Savings and Security Plan for West Region Hourly Employees of our report dated June 20, 2005, relating to the statements of net assets available for benefits of the Verizon Savings and Security Plan for West Region Hourly Employees as of December 31, 2004 and 2003 and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the December 31, 2004 annual report on Form 11-K of the Verizon Savings and Security Plan for West Region Hourly Employees.

/s/ Mitchell & Titus, LLP

New York, New York

June 20, 2005